ALLIANCEBERNSTEIN INVESTMENTS, INC.
                           1345 Avenue of the Americas
                              New York, N.Y. 10703
                                 (212) 969-2154



                                                            May 5, 2006



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


         Re:   AllianceBernstein Fixed-Income Shares, Inc.
               (formerly AllianceBernstein Institutional
                Reserves, Inc.)
               Post-Effective Amendment No. 27
               File Nos. 33-34001 and 811-6068
               -------------------------------


Dear Sir or Madam:

        We have acted as counsel to AllianceBernstein Fixed-Income Shares, Inc. (the "Fund") in connection with the preparation of Post-Effective Amendment No. 27 to the Fund's Registration Statement on Form N-1A.

        In my view, the above-described Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933, as amended.

                                             Sincerely,


                                             /s/   Stephen J. Laffey
                                             ------------------------------
                                                   Stephen J. Laffey
                                                   Assistant Secretary

00250 0132 661904